

Mail Stop 3561

September 15, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Richard L. Travis, Jr.
Chief Financial Officer
Ennis, Inc.
2441 Presidential Pkwy.
Midlothian, Texas 76065

   **Re:** **Ennis, Inc.**
     **Form 10-K for the year ended February 29, 2008**
     **File No. 001-05807**

Dear Mr. Travis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       /s/ David R. Humphrey
       Branch Chief